Mail Stop 4561

February 11, 2009

David Holmes
Agent for Service
SCM Microsystems, Inc.
41740 Christy Street
Fremont, California 94538

Re: SCM Microsystems, Inc.
Registration Statement on Form S-4
Filed February 2, 2009
File No. 333-157067

Dear Mr. Holmes:

We have limited our review of the above-referenced filing to the disclosure items identified below and have the following comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

Calculation of Registration Fee

1. It appears from the fee table that the registration statement does not include shares underlying the warrants. If you do not register the offer and sale of the shares underlying the warrants at this time, please revise the fee table and appropriate sections of the prospectus to clarify that the registration does not cover the offer and sale of the shares underlying the warrants. If you intend to file a separate registration statement at a later date with respect to the offer and sale of shares underlying the warrants, please provide disclosure to this effect and tell us when you intend to file that document. The risk factors section should be expanded to inform shareholders of the potential risk that a registration statement relating to the exercise and sale of shares underlying the warrants may not be available at a time when warrant holders wish to exercise. Please refer to the Corporation Finance Compliance and Disclosure Interpretations Question 103.04 under the

Securities Act Section available on our website at
http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Part II

Undertakings

2. We note that you have included the undertaking provided for in Item 512(b) of Regulation S-K, which relates to filings incorporating subsequent Exchange Act documents by reference. As you have not incorporated any Exchange Act documents in the registration statement, it is unclear why you have included this undertaking. Please advise.

Signatures

3. The principal accounting officer or controller signing the filing must be designated as such. See the instructions to the signatures section of Form S-4. Please revise accordingly.

Exhibit 5.1

4. Please confirm that the reference and limitation to the "Delaware General Corporation Law" include the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial opinions interpreting these laws.

As appropriate, please amend your filing in response to these comments. Please include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions should be directed to Maryse Mills-Apenteng at 202-551-3457 or, in her absence, to me at 202-551-3462.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via facsimile: 415-374-8459
        Michael L. Reed, Esq.
        Gibson, Dunn & Crutcher LLP